EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

       May 11, 2010

TSX Venture Exchange:    EMR

 US OTC:    EGMCF.PK

 U.S. 20-F Registration:     000-51411

 Frankfurt Stock Exchange: EML

EMGOLD APPOINTS NEW CHIEF EXECUTIVE OFFICER

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce the appointment of Mr. David G. Watkinson, P. Eng., as President and Chief Executive Officer (“CEO”) of Emgold and its wholly-owned subsidiary, Idaho-Maryland Mining Corporation.  Mr. Watkinson was previously serving as President and Chief Operating Officer (“COO”) of the Emgold and as CEO of Idaho-Maryland Mining Corporation.  The CEO and COO roles will be combined, reducing corporate overhead costs for the Company.

Mr. Watkinson has over 25 years of professional engineering experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction and operations. In addition, he has extensive international experience in project management, having taken projects from grass roots to start-up to successful operation. He holds a B.Sc. in Applied Science, Mining Engineering, from Queen's University in Kingston, Ontario (1985) and is a Registered Professional Engineer in the province of Ontario. Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States, and the Philippines. He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Lepanto Mining Corporation, Thyssen Mining Construction of Canada, and Vulcan Materials Company.

Mr. Watkinson’s primarily focus will be completing the Environmental Impact Report and securing the Conditional Mine Use Permit (CMUP) for the Idaho-Maryland Gold Mine, located in Grass Valley, California.  Mr. Watkinson currently lives in Grass Valley as an integral member of the community and will continue to be Emgold's chief spokesperson for all permitting, community relations, and operational matters.  Mr. Watkinson will also be responsible for resource modeling and mine planning activities being conducted in parallel to the permitting process.

In addition, Mr. Watkinson will be responsible for developing new opportunities for the Company.  Emgold recently completed a Lease and Option to Purchase Agreement on its Rozan Property near Ymir, British Columbia.  The Company also acquired the Buckskin Rawhide Property near Hawthorn, Nevada, adjacent to the Denton Rawhide Mine operated by Kennecott Rawhide Mining Corporation.  Mr. Watkinson will also be responsible for ongoing activities of the company, including overseeing investor relations, accounting, legal, and audit functions in the Company’s head office in Vancouver, British Columbia.

Sargent Berner is stepping down as CEO of the Company and will continue as a Director and non-executive Chairman of the Board of Directors.  The Board would like to thank Mr. Berner for his service as CEO.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson

President & CEO

For further information please contact:

Tel: 530-271-0679

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.